HIGHWAY HOLDINGS LIMITED

Suite No. 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

December 27, 2010

Via Edgar and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Highway Holdings Limited – Registration Statement on Form F-3 File No. 333-168870

Ladies and Gentlemen:

On behalf of Highway Holdings Limited (the “Company”), the undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) issue an order declaring the above-referenced Registration Statement effective at 9:00 a.m., Washington, D.C. time, on Thursday, December 30, 2010, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•
Should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, that action will not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Roland Kohl

Roland Kohl
Chief Executive Officer

cc:  Edward M. Kelly (by facsimile – 703-813-6968)